NEWS RELEASE

RepliCel Closes First Tranche of Strategic Investment Commitment

MainPointe Pharmaceuticals Completes Initial Share Purchase per Investment Agreement

VANCOUVER, BC, CANADA – 10 February 2021 – RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, announced today it has closed the first tranche of the investment by MainPointe Pharmaceuticals ("MainPointe") as outlined in the share purchase agreement signed earlier this year by the parties.

MainPointe’s investment commitment, totaling CAD $2.7M, will be made over a series of four tranches involving the purchase of four million common shares at CAD $0.675 per share. The final trance is scheduled to be closed in August 2021.

This first tranche involved MainPointe’s purchase of 729,024 common shares issued by RepliCel in exchange for CAD $492,091 which has now been received by the Company. The second tranche of CAD $1.2M is scheduled to be closed before the end of February 20201.

All common shares issued are subject to a statutory hold period expiring four months and one day from the date of the issuance of the common shares.  None of the securities sold in connection with the Offering will be registered under the United States Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About MainPointe Pharmaceuticals

MainPointe Pharmaceuticals, founded by John Schutte, is one of a portfolio of companies managed by a multi-generational family of healthcare investors and entrepreneurs based in Louisville, Kentucky. Specializing in sales and innovative distribution of consumer health differentiated brands and valued supplements that often utilizes unique technologies to improve patient outcomes and enhance consumer wellness, MainPointe is a company lead by management with more than 50 years of industry experience, established relationships, and superior reputations. MainPointe’s unique access to capital and nimble company structure makes it unique among similar sized pharmaceutical companies. Since its launch in 2017, MainPointe has brought nine products to market in the United States and is aggressively pursuing new products to bring to market.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration.  These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function.

Headquartered in Canada with a base of operations in Europe, RepliCel has existing partnerships in the United States, Japan and China.

The Company’s cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. All RepliCel’s cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.  RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents and successfully reviewed by three different regulatory agencies.

RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its products and licensable for use with other dermatology applications. Certain commercial rights for RCI-02 have been licensed to YOFOTO for Greater China and a limited-term exclusive distributorship to MainPointe for the United States.

The commercial rights for RCH-01 for most of Asia have been exclusively licensed to Shiseido Company. Though the legal status of this license is currently the subject of some disagreement between the parties, Shiseido continues to financing the development of the licensed product based on RepliCel’s technology in their territory.  The commercial rights for RCT-01 and RCS-01 have been exclusively licensed to YOFOTO (China) Health for Greater China. YOFOTO is also committed to financing the co-development of these products in their territory.

For more information, please visit www.replicel.com or contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

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